

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via Facsimile
B. Craig Owens
Senior Vice President, CFO & CAO
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

> **Re:** **Campbell Soup Company**
> **Form 10-K for Fiscal Year Ended August 1, 2010**
> **Filed September 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended January 30, 2011**
> **Filed March 9, 2011**
> **Response Letter Dated March 11, 2011**
> **Commission File No.: 1-3822**

Dear Mr. Owens:

We have reviewed your response letter dated April 7, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended August 1, 2010

Item 8: Financial Statements, page 34

Note 6: Business and Geographic Segment Information, page 43

1.   We have considered your response to prior comment one and the accompanying supplemental materials, and we believe that U.S. Soup, Sauce and Beverage represent three distinct operating segments. In this regard, it appears that your CODM regularly reviews discrete financial information for these segments, and your planning and budgeting process appears to provide disaggregated information for each segment to your CODM for resource allocation purposes. Additionally, based on our review, it does not appear that aggregation of these operating segments into a single reportable segment

would be appropriate under ASC 280-10. Please revise your segment presentation to report separately the information for each of U.S. Soup, Sauce and Beverage, in accordance with the aforementioned guidance.

You may contact Michael Fay at (202) 551-3812 or Mark Shannon at (202) 551-3299, if you have questions regarding the comment or related matters. You may also contact me with any questions or concerns at 202-551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant